Exhibit 99.1

ChinaCache Appoints Jackie You Kazmerzak, CFA as Chief Financial Officer

Announces CEO Share Purchase Program and Company Share Buyback

BEIJING, June 13, 2011 — ChinaCache International Holdings Ltd. (“ChinaCache” or the “Company”) (Nasdaq:CCIH), the leading provider of Internet content and application delivery services in China, today announced that Jackie You Kazmerzak, CFA has been appointed Chief Financial Officer of the Company, effective August 10, 2011.  Ms. Kazmerzak succeeds Robert Shaw, who is leaving ChinaCache to pursue another professional opportunity.  Separately, the Company announced that Mr. Wei An, Vice President of Corporate Communications, has resigned for personal reasons.

Ms. Kazmerzak joins ChinaCache from China Information Technology (Nasdaq: CNIT) where she served as Chief Financial Officer from August 2009. From 2007 through 2008, she served as Head of China Investments for JLF Asset Management and her prior experience includes four years as Investment Officer at Northern Trust located in San Francisco and two years as Portfolio Manager at Sand Hill Advisors in Palo Alto. Ms. Kazmerzak holds the Chartered Financial Analyst (CFA) designation and earned her Masters of Business Administration (MBA) with concentration in Finance from Arizona State University in 2000.

“I am very proud of being part of ChinaCache and the success we have achieved over the past years,” said Robert Shaw.  “With an excellent team, technology and business strategy, ChinaCache has become the clear industry leader in China and I am confident that the company has a bright future.”

Mr. Song Wang, co-founder, chairman and chief executive officer of ChinaCache, “Robert has played a pivotal role in ChinaCache’s success over the past six years including our IPO last year. I would also like to acknowledge Wei’s important contributions during his tenure. On behalf of management and our board, I wish both well in their future endeavors.”

Mr. Shaw was Financial Controller of ChinaCache from July 2005 to December 2008, and has served as CFO since December 2008.  He will remain with the Company through the second quarter earnings announcement to ensure a smooth transition.

“We are delighted to welcome Jackie to ChinaCache as our new CFO,” continued Mr. Wang. “Jackie’s knowledge and deep experience in finance both as a CFO as well as on the buy-side will be extremely valuable to ChinaCache as we continually improve our corporate governance as well as communications with investors. With strong visibility across our vertical markets and a strong new customer pipeline, we will continue to recruit top industry talent to help us build upon our clear market leadership.”

The Company also announced that Mr. Song Wang  intends to use personal funds to purchase up to $1 million of the Company’s American Depositary Shares (“ADSs”).  Mr. Wang plans to use the repurchased ADSs to award key ChinaCache employees as part of their overall incentive packages, subject to completing necessary legal procedures. The ADSs will be purchased in open market transactions during the six month period commencing from the date of this announcement, pursuant to a Rule 10b5-1 plan and subject to the restrictions of and consistent with the Company’s securities trading policy.

Additionally, the Company’s board of directors has authorized a share repurchase program, under which the Company may repurchase up to $10 million of issued and outstanding ADSs from the open market or in block trades.  The Company’s repurchases will be made on the open market at prevailing market prices or in block trades and subject to restrictions relating to volume, price and timing during the twelve-month period commencing from the date of this announcement, pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. The timing and extent of any purchases will depend upon market conditions, the trading price of the Company’s ADSs and other factors. The Company expects to implement this share repurchase program in a manner consistent with market conditions and the interest of the shareholders. The Company’s board of directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size accordingly. The Company plans to fund repurchases made under this program from its available cash balance.

About ChinaCache International Holdings Ltd.

ChinaCache International Holdings Ltd. (NASDAQ: CCIH) is the leading provider of Internet content and application delivery services in China.  As a carrier-neutral service provider, ChinaCache’s network in China is interconnected with networks operated by all telecom carriers, major non-carriers and local Internet service providers.  With more than a decade of experience in developing solutions tailored to China’s complex internet infrastructure, ChinaCache is a partner of choice for businesses, government agencies and other enterprises to enhance the reliability and scalability of online services and applications and improve end-user experience. For more information on ChinaCache, please visit www.chinacache.com.

Safe Harbor Statement

This announcement contains forward-looking statements.  These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. ChinaCache may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  Statements that are not historical facts, including statements about ChinaCache’s beliefs and expectations, are forward-looking statements.  Among other things, quotations from management in this announcement as well as ChinaCache’s strategic and operational plans, contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties.  A number of factors could cause actual results to differ materially from those contained in any forward-looking statements, including but not limited to the following: the Company’s goals and strategies, expansion plans, the expected growth of the content and application delivery services market, the Company’s expectations regarding keeping and strengthening our relationships with its customers, and the general economic and business conditions in the regions where the Company provide its solutions and services.  Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission.  All information provided in this press release is as of the date of this press release, and ChinaCache undertakes no duty to update such information, except as required under applicable law.

Contact:

For investor and media inquiries please contact:

Ms. Yue YU

Brunswick Group LLP

Tel:  +86 (10) 6566-2256

Email:  chinacache@brunswickgroup.com

Ms. Cindy ZHENG

Brunswick Group LLP

Tel:  +1 (212) 333-3810

Email:  chinacache@brunswickgroup.com